# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Repay Holdings Corporation, CIK 0001720592
CUSIP: 76029L100
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3060 PEACHTREE ROAD NW, SUITE 1100, ATLANTA, Georgia (GA), 30305
Date of event which requires filing of this statement: 06/02/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001772351
Persons authorized to receive notices and communications: Alex Vezendan, 3889 Maple Avenue, Suite 220, Dallas, Texas (TX), 75219, 913-908-4943; Andrew Freedman, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Veradace Capital Management LLC (CIK 0001772351): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,301,290; sole dispositive power 0; shared dispositive power 7,301,290; aggregate amount beneficially owned 7,301,290 (8.1% of the class)
- Veradace Partners LP (CIK 0001772447): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,301,290; sole dispositive power 0; shared dispositive power 7,301,290; aggregate amount beneficially owned 7,301,290 (8.1% of the class)
- Alexander Vezendan: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 69,500; shared voting power 7,301,290; sole dispositive power 69,500; shared dispositive power 7,301,290; aggregate amount beneficially owned 7,370,790 (8.2% of the class)
- John Conlin: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,301,290; sole dispositive power 0; shared dispositive power 7,301,290; aggregate amount beneficially owned 7,301,290 (8.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Repay Holdings Corporation
Address of issuer's principal executive offices: 3060 PEACHTREE ROAD NW, SUITE 1100, ATLANTA, Georgia (GA), 30305

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated as follows:

As of the date hereof, the Fund held voting and dispositive power over 7,301,290 shares of Class A Common Stock, par value $0.0001 per share (the "Shares"), including options to acquire 110,400 Shares, representing a combined total of 8.1% of the outstanding Shares.

The aggregate purchase price of the 7,301,290 Shares directly beneficially owned by the Fund is $31,099,007, excluding brokerage commissions. The aggregate purchase price of the 69,500 Shares directly beneficially owned by Mr. Vezendan is $246,500, excluding brokerage commissions. No borrowed funds were used to purchase the Shares, other than under margin accounts with a brokerage firm in the ordinary course of business. Positions in Issuer securities may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. In addition, since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the Shares. The funds for the purchase of the Shares directly beneficially owned by the Fund came from the working capital of the Fund and the funds for the purchase of the Shares directly beneficially owned by Mr. Vezendan came from Mr. Vezendan's personal savings.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by the addition of the following:

On June 2, 2026, the Reporting Persons delivered a notice to the Issuer withdrawing the nomination by the Reporting Persons of Mr. Vezendan and Mr. Jacobs for election to the board of directors of the Issuer (the "Board"). On June 4, 2026, the Reporting Persons issued a press release regarding an open letter (the "Press Release") from certain of the Reporting Persons to the shareholders of the Issuer regarding the withdrawal of such nominations and stating the intention of the Reporting Persons to withhold votes for all members of the Board at the Issuer's 2026 annual meeting of stockholders, based on the Reporting Persons' belief that urgent changes to the governance of the Issuer are needed to prevent the destruction of shareholder value and that withholding votes for the incumbent directors is the best way for the Reporting Persons to deliver this message and express their dissatisfaction with the Board's failure to engage with Forager Capital's recent acquisition proposal, its decision to proceed with the acquisition of KUBRA, and its compensation practices, which the Reporting Persons believe significantly dilute shareholders and reward underperformance by management.

A copy of the Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is amended and restated as follows:

The aggregate percentage of Shares reported beneficially owned by the Reporting Persons is based on 89,672,978 shares of Common Stock outstanding as of April 29, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2026, filed with the Securities and Exchange Commission on May 4, 2026.

As of the date hereof, Veradace, as investment manager of the Fund, may be deemed to beneficially own the 7,301,290 Shares directly beneficially owned by the Fund, constituting approximately 8.1% of the outstanding Shares.

As of the date hereof, the Fund directly beneficially owned 7,301,290 Shares, including 7,190,890 Shares held directly and 110,400 Shares underlying call options held by the Fund, constituting approximately 8.1% of the outstanding Shares.

As of the date hereof, Mr. Vezendan may be deemed to beneficially own 7,370,790 Shares, constituting approximately 8.2% of the outstanding Shares and consisting of (i) the 7,301,290 Shares directly beneficially owned by the Fund, as principal of each of Veradace and the Fund and (ii) 69,500 Shares directly beneficially owned by Mr. Vezendan.

As of the date hereof, as principal and Chief Compliance Officer of Veradace, Mr. Conlin may be deemed to beneficially own the 7,301,290 Shares directly beneficially owned by the Fund, constituting approximately 8.1% of the outstanding Shares.

Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein.
Transactions in the class effected during the past sixty days: The transactions in the Shares by the Reporting Persons since the most recent filing of Schedule 13D are set forth in Exhibit 1 and are incorporated herein by reference. Each of these transactions was executed through the open market.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 - Transactions in Shares

99.1 - Press Release, dated June 4, 2026

## Signatures
- Veradace Capital Management LLC: /s/ Alexander Vezedan, Principal (06/04/2026)
- Veradace Partners LP: /s/ Alexander Vezedan, Principal (06/04/2026)
- Alexander Vezendan: /s/ Alexander Vezedan, Alexander Vezedan (06/04/2026)
- John Conlin: /s/ John Conlin, John Conlin (06/04/2026)